P.E. 2/18/02

02016678

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For
February 7, 2002
February 8, 2002
February 18, 2002 (2)

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ____________________
(Signature)

Date: February 20, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

Miramar Mining Corporation
Hope Bay Gold Corporation Inc.

MAE - TSE
MAENF–OTC Bulletin Board
HGC - TSE

February 7, 2002 **NEWS RELEASE 02-2**

Miramar Mining & Hope Bay Gold announce Discussions to Combine Companies

- Objective is the creation of a gold mining company controlling 100% of the Hope Bay Project -

VANCOUVER – Miramar Mining Corporation (MAE-TSE) and Hope Bay Gold Corporation (HGC-TSE) today announced that they are in discussions to combine the two companies on the basis of a share exchange ratio of 0.263 of a Miramar share for one Hope Bay Gold share.

Current discussions propose that the board of directors of the newly combined company would consist of five nominees from Miramar and four nominees from Hope Bay Gold. Tony Petrina would continue as non-executive Chairman. David Fennell would be appointed as Vice Chairman, and Miramar's management team would continue as currently structured.

"Miramar has long held the belief that it makes sense to combine the ownership of the Hope Bay project under one roof," said Tony Walsh, Miramar's President and CEO. "These discussions are intended to see if we can achieve that objective."

"Hope Bay Gold sees the creation of a combined company as having significant appeal," said David Fennell, Hope Bay Gold's Chairman and CEO. "The share exchange ratio being discussed has been set in the context of the current market."

Fairness opinions regarding the combination will be provided by Canaccord Capital Corporation on behalf of Miramar and Griffiths, McBurney & Partners on behalf of Hope Bay Gold.

No agreement has been reached and there can be no assurance that an agreement will be concluded. If and when an agreement is reached or the discussions are terminated, a further announcement will be made.

Hope Bay Project

Miramar Mining Corporation, through its wholly owned subsidiary Miramar Hope Bay Ltd., and Hope Bay Gold Corporation Inc. are in a 50-50 joint venture at Hope Bay and control virtually the entire 80km long Hope Bay Archean greenstone belt. On January 15, 2002, Miramar and Hope Bay Gold announced an updated resource estimate for the Hope Bay project and outlined the direction of its scoping study. This study is evaluating the potential stand alone development of the high grade, near surface Doris Hinge Zone. This study is nearing completion and it is anticipated that the results should be announced in February 2002. This and other news releases can be down loaded from Miramar's or Hope Bay Gold's websites at http://www.miramarmining.com/ or http://www.hbgold.com/, or contact us at the numbers listed below.

Forward Looking Statements

Statements relating to the completion of the contemplated transaction between Miramar and Hope Bay Gold and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the contemplated transaction not being completed as a result of a number of factors including, without limitation, the need to complete final terms and the execution of final agreements, the need to obtain approval of

the shareholders of Hope Bay Gold for the transaction, the need to obtain required regulatory or court approvals, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation and Hope Bay Gold Corporation Inc., respectively.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

David Fennell
Chairman & CEO
Hope Bay Gold Corporation Inc.
Tel: (450) 677-2585 Fax: (450) 677-2601
Email: info@hbgold.com

Miramar Mining Corporation
Hope Bay Gold Corporation Inc.

HBGC

February 7, 2002 | NEWS RELEASE 02-2 | MAE - TSE
MAENF–OTC Bulletin Board
HGC - TSE

Miramar Mining & Hope Bay Gold announce Discussions to Combine Companies

- Objective is the creation of a gold mining company controlling 100% of the Hope Bay Project -

VANCOUVER – Miramar Mining Corporation (MAE-TSE) and Hope Bay Gold Corporation (HGC-TSE) today announced that they are in discussions to combine the two companies on the basis of a share exchange ratio of 0.263 of a Miramar share for one Hope Bay Gold share.

Current discussions propose that the board of directors of the newly combined company would consist of five nominees from Miramar and four nominees from Hope Bay Gold. Tony Petrina would continue as non-executive Chairman. David Fennell would be appointed as Vice Chairman, and Miramar's management team would continue as currently structured.

"Miramar has long held the belief that it makes sense to combine the ownership of the Hope Bay project under one roof," said Tony Walsh, Miramar's President and CEO. "These discussions are intended to see if we can achieve that objective."

"Hope Bay Gold sees the creation of a combined company as having significant appeal," said David Fennell, Hope Bay Gold's Chairman and CEO. "The share exchange ratio being discussed has been set in the context of the current market."

Fairness opinions regarding the combination will be provided by Canaccord Capital Corporation on behalf of Miramar and Griffiths, McBurney & Partners on behalf of Hope Bay Gold.

No agreement has been reached and there can be no assurance that an agreement will be concluded. If and when an agreement is reached or the discussions are terminated, a further announcement will be made.

Hope Bay Project

Miramar Mining Corporation, through its wholly owned subsidiary Miramar Hope Bay Ltd., and Hope Bay Gold Corporation Inc. are in a 50-50 joint venture at Hope Bay and control virtually the entire 80km long Hope Bay Archean greenstone belt. On January 15, 2002, Miramar and Hope Bay Gold announced an updated resource estimate for the Hope Bay project and outlined the direction of its scoping study. This study is evaluating the potential stand alone development of the high grade, near surface Doris Hinge Zone. This study is nearing completion and it is anticipated that the results should be announced in February 2002. This and other news releases can be down loaded from Miramar's or Hope Bay Gold's websites at http://www.miramarmining.com/ or http://www.hbgold.com/, or contact us at the numbers listed below.

Forward Looking Statements

Statements relating to the completion of the contemplated transaction between Miramar and Hope Bay Gold and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the contemplated transaction not being completed as a result of a number of factors including, without limitation, the need to complete final terms and the execution of final agreements, the need to obtain approval of

the shareholders of Hope Bay Gold for the transaction, the need to obtain required regulatory or court approvals, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation and Hope Bay Gold Corporation Inc., respectively.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

David Fennell
Chairman & CEO
Hope Bay Gold Corporation Inc.
Tel: (450) 677-2585 Fax: (450) 677-2601
Email: info@hbgold.com

Miramar Mining Corporation
Hope Bay Gold Corporation Inc.

MAE - TSE
MAENF–OTC Bulletin Board
HGC - TSE

February 7, 2002 **NEWS RELEASE 02-2**

Miramar Mining & Hope Bay Gold announce Discussions to Combine Companies
- Objective is the creation of a gold mining company controlling 100% of the Hope Bay Project -

VANCOUVER – Miramar Mining Corporation (MAE-TSE) and Hope Bay Gold Corporation (HGC-TSE) today announced that they are in discussions to combine the two companies on the basis of a share exchange ratio of 0.263 of a Miramar share for one Hope Bay Gold share.

Current discussions propose that the board of directors of the newly combined company would consist of five nominees from Miramar and four nominees from Hope Bay Gold. Tony Petrina would continue as non-executive Chairman. David Fennell would be appointed as Vice Chairman, and Miramar's management team would continue as currently structured.

"Miramar has long held the belief that it makes sense to combine the ownership of the Hope Bay project under one roof," said Tony Walsh, Miramar's President and CEO. "These discussions are intended to see if we can achieve that objective."

"Hope Bay Gold sees the creation of a combined company as having significant appeal," said David Fennell, Hope Bay Gold's Chairman and CEO. "The share exchange ratio being discussed has been set in the context of the current market."

Fairness opinions regarding the combination will be provided by Canaccord Capital Corporation on behalf of Miramar and Griffiths, McBurney & Partners on behalf of Hope Bay Gold.

No agreement has been reached and there can be no assurance that an agreement will be concluded. If and when an agreement is reached or the discussions are terminated, a further announcement will be made.

Hope Bay Project
Miramar Mining Corporation, through its wholly owned subsidiary Miramar Hope Bay Ltd., and Hope Bay Gold Corporation Inc. are in a 50-50 joint venture at Hope Bay and control virtually the entire 80km long Hope Bay Archean greenstone belt. On January 15, 2002, Miramar and Hope Bay Gold announced an updated resource estimate for the Hope Bay project and outlined the direction of its scoping study. This study is evaluating the potential stand alone development of the high grade, near surface Doris Hinge Zone. This study is nearing completion and it is anticipated that the results should be announced in February 2002. This and other news releases can be down loaded from Miramar's or Hope Bay Gold's websites at http://www.miramarmining.com/ or http://www.hbgold.com/, or contact us at the numbers listed below.

Forward Looking Statements
Statements relating to the completion of the contemplated transaction between Miramar and Hope Bay Gold and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the contemplated transaction not being completed as a result of a number of factors including, without limitation, the need to complete final terms and the execution of final agreements, the need to obtain approval of

the shareholders of Hope Bay Gold for the transaction, the need to obtain required regulatory or court approvals, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation and Hope Bay Gold Corporation Inc., respectively.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

David Fennell
Chairman & CEO
Hope Bay Gold Corporation Inc.
Tel: (450) 677-2585 Fax: (450) 677-2601

Email: info@hbgold.com